Exhibit 3.1 ii

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

FC Banc Corp.

G.W. Holden, President and Chief Executive Officer, and Terry L. Gernert, Secretary and Treasurer, of FC Banc Corp, an Ohio corporation having its principal place of business in Bucyrus, Crawford County, Ohio, do hereby certify that at a meeting of the stockholders of FC Banc Corp., duly called and held on March 28, 2001, at which meeting a quorum of stockholders was present in person or by proxy throughout, the following resolutions to amend the Amended and Restated Articles of Incorporation of FC Banc Corp. were adopted by the affirmative vote of the holders of shares entitled to exercise a majority of the voting power of FC Banc Corp. shares on the proposal, the requisitive vote under Ohio Revised Code Section 1701.71(A)(1) and Amended and Restated Articles of Incorporation Articles TWELFTH and THIRTEENTH:

1) Amendment of Article Fourth

RESOLVED, that, to remove the restrictions contained in the Article Fourth, paragraph (b), on FC Banc Corp.’s power to repurchase shares of its common stock, existing paragraph (b) shall be eliminated and paragraph (c) shall be redesignated paragraph (b), and Article Fourth of the Amended and Restated Articles of Incorporation of FC Banc Corp., shall read in its entirety as follows:

“FOURTH: The maximum number of shares of all classes which the corporation is authorized to have outstanding is 4,000,000 common shares, no par value per share.

(a)	No holder of any shares of any class of the corporation shall be entitled to the preemptive rights to subscribe for, purchase, or receive any part of any new or additional shares of any class, whether now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase or otherwise acquire such shares.

(b)	No holder of shares of any class shall have the right to vote cumulatively in the election of directors.”

2) Amendment of Article Eighth

RESOLVED, that, to remove the requirement that every director of FC Banc Corp. also be qualified as a director of The Farmers Citizens Bank, the first sentence of Article Eighth shall be eliminated, and Article Eighth of the Amended and Restated Articles of Incorporation of FC Banc Corp. shall read in its entirety as follows:

“EIGHTH: The Board of Directors shall be divided into three(3) classes as nearly equal in number as possible, with the initial term of office of Class I directors expiring at the annual meeting of shareholders in 1993, of Class II directors expiring at the annual meeting of shareholders in 1994, and of Class III directors expiring at the annual meeting of shareholders in 1995. At each annual meeting of shareholders, directors chosen to succeed those whose terms then expire shall be elected for a term of office expiring at the third succeeding annual meeting of shareholders after their election. Directors may be removed by the holders of a majority of the shares entitled to vote at an election of directors only for cause.

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